(Currently Brascan Corporation)	NEWS RELEASE

BROOKFIELD ASSET MANAGEMENT CONFIRMS NAME CHANGE

Toronto, CANADA, November 10, 2005 - Brookfield Asset Management announced that the company’s shareholders today approved a change in the company’s name from Brascan Corporation to Brookfield Asset Management Inc.

In conjunction with this name change, the CUSIP number of the company’s Class A Limited Voting shares (“Class A shares”) has been changed from 10549P 606 to 112585 104. The CUSIP numbers of the company’s publicly traded preferred shares and preferred securities can be found on the company’s web site.

The company has changed its web site address from www.brascancorp.com to www.brookfield.com.

The company’s publicly traded securities will continue to trade on the New York and Toronto Stock Exchanges under the stock symbol BAM, which was adopted on September 30, 2005. The company expects that it will commence trading on these exchanges under its new name on November 15, 2005.

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Brookfield Asset Management is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges. For more information, please visit our web site at www.brookfield.com.

Contact:

Brookfield Asset Management Inc. Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brookfield.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.